September 1, 2011

By E-mail:

Valerie J. Lithotomos, Senior Counsel

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                           Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Fund”)

Registration Statement on Form N-2 (File Nos. 333-172947; 811-22534)

Dear Ms. Lithotomos:

This is to confirm that John Gordon, the Chief Compliance Officer of the Fund, has never been involved in any 2(e) proceeding or any other disciplinary proceeding with the Securities and Exchange Commission and has never worked in Canada.  Moreover, John Gordon has never been sanctioned by the Securities and Exchange Commission.  If you need any additional information, please do not hesitate to let me know.

Alan S. Hoffman
Winston & Strawn LLP